

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2014

Via Facsimile and U.S. Mail
Dr. Augustine Cheung
President and Chief Executive Officer
Medifocus Inc.
10240 Old Columbia Road, Suite G
Columbia, MD 21046

> **Re: Medifocus Inc.**
> **Registration Statement on Form 20-F**
> **Filed April 2, 2014**
> **File No. 000-55169**

Dear Dr. Cheung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Please note that this filing will become effective automatically 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

D. Risk Factors, page 5

1. Refer to your statement in the last paragraph on this page and on page 7 that all of your current revenue is derived from sales of your Prolieve control units. Please explain the basis for this statement given your disclosure on page 22 that you "do not intend to sell additional systems at this time."

We operate with de-centralized management . . ., page 6

2.   Please provide a separate risk factor addressing the risks arising from the lack of a full-time principal financial officer, including the late filing of financial reports and the consequences of those late filings that you disclose on this page.

The slow pace of our APA 1000 . . ., page 8

3.   Please revise here and in your Liquidity section to discuss in greater detail your specific funding needs. In this regard, we note your disclosure on page 39 that you do not have sufficient capital to fund your operations through 2014.

Recent health care reform . . ., page 9

4.   It is unclear from this risk factor what risks your business is exposed to as a result of the legislation you mention. Please revise or advise.

Shareholders may suffer dilution . . ., page 14

5.   Please revise this factor to clarify the "dilutive effect" that will result from the issuance of additional shares and how dilution will affect the rights and ownership of shareholders.

Emerging growth Company Status, page 15

6.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please revise your filing to state your election under Section 107(b) of the Act:

   •   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   •   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures

Our Products, page 18

7.   Please tell us why you believe it is appropriate to refer to a $4 billion market for BPH drug therapy in this section given your disclosure throughout your filing that your

product is not a drug therapy and on page 23 that the market for minimally invasive BPH treatment is approximately $150 million. Also, please provide us with support for your disclosure regarding market size throughout this section, clearly marked to tie the material to the figure you cite. For example, we note your reference to estimates by the Decision Resources Group and Medtec Insight, and your statement on page 20 that drug therapies are associated with low success rate, side effects and complications. In addition, provide us copies to the studies supporting your claims about your product in this section.

Drug Therapy, page 20

8.   Please tell us the basis for your assertion that "[a]ll of the currently available BPH drugs" have side effects such as the ones you list in this section.

Surgical Intervention, page 20

9.   Please clarify what you mean by "substantial percentage" as used in the last sentence of the first paragraph in this section.

Our Approach, page 20

10.   With a view towards clarified disclosure, please tell us the basis for your assertion that most patients treated with Prolieve experience immediate symptom relief.

11.   Please add a risk factor to address the fact that you only have one source of catheters, as disclosed at the bottom of page 22.

APA 1000, page 23

12.   We note your statement on page 24 that your management team has been working with researchers at the Massachusetts Institute of Technology. With a view toward clarified disclosure, please describe to us the collaboration in more detail, including the extent to which, if any, the researchers have been assisting you with your clinical trials.

Our Intellectual Property, page 26

13.   Please revise this section to disclose when your MIT and APA 1000 patents begin to expire.

Liquidity and Capital Resources, page 38

14.   We note the significance of your accounts receivable in relation to your sales for the nine months ended December 31, 2013. We further note from your disclosures on page F-7 that you have not recorded a significant allowance at December 31, 2013. Please expand your

disclosures in this section of the filing to indicate the reasons for the significant increase in your accounts receivable balance at December 31, 2013. Also, provide us with and disclose the following information in your filing:

- your typical receivable terms and collection periods,
- how and when you deem an account to be uncollectible,
- how you account for "delinquent" receivables, and
- whether you establish specific or general reserves, or both, and how the reserves are calculated.

E. Share Ownership, page 56

15.   Please add a risk factor addressing the fact that one of your directors owns 23.78% of your outstanding shares and may exercise significant control over you.

B. Memorandum and articles of association, page 60

16.   Please revise your disclosure to ensure that you provide all information required under this item. We note, for example, that the following should be discussed:

- The manner that management may make calls on shareholders;
- A comparison of U.S. and Canadian law, as applicable;
- The extent that shareholders may submit matters to be voted on at meetings; and
- Whether shareholders may vote, electronically, by proxy, or only in person.

Also, please replace the following vague terms and references with substantive disclosure:

- Your references at the top of page 61 to the "Business Corporations Act" and "certain fundamental changes"; and
- Your qualification under "Articles and By-Laws" that references your exhibits.

Material Contracts, page 62

17.   Please tell us the status of the offerings identified on pages 62-64 and whether you are registering these offerings. Please clarify.

Change in Registrant's Certifying Accountant, page 74

18.   Please revise the filing to specifically disclose the information required by Item 304 (a)(1)(i) – (iii) of Regulation S-K. Consider the impact of the requested revisions on Exhibit 15.2.

Unaudited Condensed Consolidated Statements Cash Flows, page F-4

19.   We note that you have presented a single line item for your net cash used in operating activities. Please explain to us how your current presentation complies with Item 8 of Form 20-F.

Consolidated Statements Cash Flows, page F-19

20.   We note from your disclosures on page F-18 that you had several noncash investing and financing activities, such as converting debt to equity. Please revise your filing to provide the disclosures required by FASB ASC 230-10-50-3 through 6 for all noncash investing and financing activities.

Note 2 – Business Acquisition, page F-25

21.   We see that on July 24, 2012 you acquired all of the assets and assumed certain liabilities relating to the Prolieve Thermodilatation System from Boston Scientific for approximately $3.7 million. Given this acquisition was very significant, please explain to us why you have not provided historical financial statements and pro forma financial information relating to the acquired Prolieve business in your filing. Refer to Item 18 of Form 20-F.

22.   Additionally we note from your disclosure that you assumed certain liabilities in this transaction. Please explain to us the nature of these liabilities and how you accounted for these liabilities in your financial statements.

23.   We note your disclosure cross-referencing Note 5 in regards to the contingent consideration payable as a result of the Prolieve acquisition but we do not see additional disclosures regarding this "note" in Note 5. Tell us and revise the filing to disclose how you are accounting for the contingent consideration as well as the specific authoritative accounting literature you considered when determining how you are required to account for it. Please also revise the filing to include the material terms of this $2.5 million note, including if you have any obligation to Boston Scientific if future sales are not sufficient to cover the face value of the note.

Stock Options, page F-29

24.   We note your disclosure of your Black-Sholes option model assumptions for the options you granted on March 17, 2011. We do not see where you have disclosed your assumptions for subsequent issuances. For each year for which an income statement is presented, please disclose the following:

- A description of the method used during the year to estimate the fair value of awards under share-based payment arrangements, and

- A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including:

  o Expected term of share options, <u>including a discussion of the method used</u> to incorporate the contractual term of the instruments and employees' expected exercise and postvesting employment termination behavior into the fair value of the instrument;
  o Expected volatility of the entity's shares and <u>the method used to estimate it</u>; and
  o Risk-free rate.

  Refer to FASB ASC 718-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

/s/ Brian Soares for

Amanda Ravitz
Assistant Director